UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company’s Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone:    +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)
Press release provided in Copenhagen dated July 8, 2002 relating to the Share Purchase and Exchange Offer regarding Acceptance Level and Fulfilment of Offer Conditions, is attached hereto as Attachment 1.

Item 2.    Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description

II.1	Copy of the press release provided in Copenhagen dated July 8, 2002, as attached hereto as Attachment 1.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

Date: July 9, 2002	By:	/s/ JOHN G. CONNORS
Name: John G. Connors Title: Senior Vice President; Chief Financial Officer

ATTACHMENT 1
[LETTERHEAD OF MICROSOFT CORPORATION]

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
DK-1007 Copenhagen K
Fax: 33 12 86 13

FOR PUBLICATION

8 July 2002

Share Purchase and Exchange Offer regarding Navision a/s (“Navision”)—Acceptance Level and Fulfilment of Offer Conditions

With effect from 13 May 2002, Microsoft Corporation (“Microsoft”) announced a Share Purchase and Exchange Offer regarding all of the shares in Navision a/s at a price of DKK 300 per share against cash payment or a number of shares in Microsoft of equivalent value.

At the expiry of the Offer Period on 5 July 2002 at 20:00 hours Copenhagen time, Microsoft had received acceptances regarding 35,624,942 Navision Shares of DKK 1 each, corresponding to a total of 98.8 per cent of the Navision Share Capital.

As all other of Microsoft’s conditions to the offer as of today’s date also have been either fulfilled or waived, Microsoft hereby declares that the offer is unconditional and that the share purchase and exchange will be executed as contemplated in the offer document.

The Exchange Ratio will be announced at or about 10:00 am on 9 July 2002.

The Closing Date, i.e. the date that Microsoft purchases Navision Shares against Cash Consideration or Stock Consideration, will be 11 July 2002.

Settlement is expected to take place on 12 July 2002 through each Shareholder’s own depository bank or stockbroker.

Microsoft will publish a mandatory purchase offer to the remaining Shareholders in Navision as soon as practicable, however not later than four weeks from today’s date. As stated in the Explanatory Leaflet regarding the Share Purchase and Exchange Offer published through the Copenhagen Stock Exchange on 25 June 2002, the Mandatory Offer will be for cash consideration only.

It is Microsoft’s intention to request the board of directors of Navision a/s as soon as possible to call for a general meeting, at which Microsoft will propose that a redemption clause be inserted in Navision a/s’ articles of association. Subsequently, Microsoft will seek to redeem the Shareholders who have not accepted the Mandatory Offer and apply to the Copenhagen Stock Exchange for a delisting of Navision from the Copenhagen Stock Exchange.

Capitalised terms used in this announcement and not otherwise defined in the announcement shall have the same meanings as set forth in the Offer Document.

Yours sincerely,

Microsoft Corporation